March 6, 2020

Bahir Manios
Chief Financial Officer
Brookfield Infrastructure Corporation
250 Vesey Street, 15th Floor
New York, New York 10281-1021

       Re: Brookfield Infrastructure Corp.
           Amendment No. 5 to Registration Statement on Form F-1
           Filed March 4, 2020
           File No. 333-233934

Dear Mr. Manios:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Registration Statement on Form F-1

Exhibit 3.1

1. We note that your exclusive forum provision identifies the Supreme Court of the Province of British Columbia, Canada and the appellate courts as the exclusive forum for certain litigation, including any "derivative action." Please disclose in the registration statement and exhibit whether this provision applies to actions arising under the U.S. federal securities laws. If the provision applies to claims under the U.S. federal securities laws, please also revise your prospectus to state that investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder. In addition, please provide risk factor disclosure describing any risks to investors, including any uncertainty as to whether a court would enforce such provision, potential increased costs to bring a claim, and that these provisions can discourage claims or limit
 Bahir Manios
Brookfield Infrastructure Corporation
March 6, 2020
Page 2
         shareholders ability to bring a claim in a judicial forum that they find favorable.
Exhibit 5.1

2. Please have counsel remove the assumption on paragraph nine that "the Resolutions are in full force and effect and have not been rescinded." It is not appropriate for counsel to assume material facts underlying the opinion or any readily ascertainable facts. Please refer to Item II.B.3.a of Staff Legal Bulletin No. 19.
      Please contact Jennifer Lopez-Molina at 202-551-3792 or Mara Ransom at 202-551-
3264 with any other questions.



FirstName LastNameBahir Manios                                  Sincerely,
Comapany NameBrookfield Infrastructure Corporation
                                                                Division of
Corporation Finance
March 6, 2020 Page 2                                            Office of Trade
& Services
FirstName LastName